Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2024 Unaudited Consolidated Financial Results

BEIJING, September 13, 2024 - Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a China-based IT company, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2024.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, remarked, “In Q2, Cheetah Mobile achieved solid revenue growth of 12.3% year-over-year, with AI and others contributing around 40% of total revenue. Our service robotics business, both domestically and internationally, continues to drive growth. Customers choose us for our superior product experience, after-sales services, and strong AI capabilities, including far field speech recognition. With a team that brings extensive experience from the PC and mobile eras, we are investing in developing the best products to capture opportunities in the service robotics and LLMs markets. We remain focused on expanding our robotics use cases, advancing product innovation with LLMs, and growing our global presence. Rather than pursuing short-term gains, we are committed to achieving high-quality, long-term growth. We are confident in our ability to capture long-term opportunities ahead.”

Mr. Thomas Ren, Chief Financial Officer of Cheetah Mobile, stated, “In this quarter, we were able to reduce our operating loss compared to the previous quarter by strategically focusing on AI and service robots. Our operating margin, excluding share-based compensation expense for our legacy internet business, increased by 6.9 percentage points year over year and 4.5 percentage points quarter over quarter. Although Cheetah Mobile is still incurring losses, we generated more than RMB218 million in cash from operating activities in the second quarter, showcasing strong capabilities in cash generation and management. Moving forward, we are committed to continuing to enhance our operational efficiency and cash generation capabilities.”

Second Quarter 2024 Financial Highlight

Total revenues accelerated to a year-over-year growth of 12.3%, reaching RMB187.4 million (US$25.8 million) in the second quarter of 2024, driven by an increase in the delivery of the Company’s service robots in both domestic and international markets.

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Revenues from internet business remained relatively flat year over year at RMB113.7 million (US$15.7 million) in the second quarter of 2024. In the second quarter of 2024, revenues generated from the internet business accounted for 60.7% of total revenues, compared to 69.1% in the same period last year.

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Revenues from AI and others increased by 42.8% year over year to RMB73.7 million (US$10.1 million) in the second quarter of 2024. The growth was primarily driven by an increase in the delivery of the Company’s service robots, following the acquisition of a controlling stake in Beijing OrionStar. In the second quarter of 2024, revenues generated from AI and others accounted for 39.3% of total revenues, compared to 30.9% in the same period last year.

Operating loss was RMB77.5 million (US$10.7 million) in the second quarter of 2024, compared to RMB65.6 million in the same period of last year. Non-GAAP operating loss was RMB62.5 million (US$8.6 million) in the second quarter of 2024, compared to RMB48.3 million in the same period of last year.

The increase in operating losses on a year-over-year basis was due to the Company’s investments in AI, which have helped it enhance the product experience of its service robots. As previously mentioned in the past earnings releases, Cheetah Mobile's year-over-year costs and expenses increased, particularly associated with headcount and hardware.

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Cost of revenues increased by 15.2% year over year to RMB65.9 million (US$9.1 million) in the second quarter of 2024, primarily resulting from the rise in the hardware-related costs for the Company's service robots. Non-GAAP cost of revenues increased by 14.8% year over year to RMB65.5 million (US$9.0 million) in the second quarter of 2024.
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Research and development expenses increased by 14.5% year over year to RMB54.3 million (US$7.5 million) in the second quarter of 2024, primarily due to 1) amortization of intangible assets resulting from the acquisition of a controlling stake in Beijing OrionStar, 2) higher R&D personnel-related expenses following the acquisition of Beijing OrionStar. Non-GAAP research and development expenses increased by 3.3% year over year to RMB48.0 million (US$6.6 million) in the second quarter of 2024.
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Selling and marketing expenses increased by 17.3% year over year to RMB73.4 million (US$10.1 million) in the second quarter of 2024, primarily due to 1) increased marketing and promotion expenses related to our user acquisition for certain products of our internet business; and 2) increased personnel-related expenses as the Company increased its sales personnel following the acquisition of a controlling stake in Beijing OrionStar. Non-GAAP selling and marketing expenses increased by 16.7% year over year to RMB72.8 million (US$10.0 million) in the second quarter of 2024.
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General and administrative expenses increased by 8.0% year over year to RMB71.6 million (US$9.9 million) in the second quarter of 2024, primarily due to increased personnel-related expenses as the Company increased the number of its G&A personnel following the acquisition of a controlling stake in Beijing OrionStar. Non-GAAP general and administrative expenses increased by 26.9% year over year to RMB63.8 million (US$8.8 million) in the second quarter of 2024.

In terms of sequential performance, the Company was able to reduce its operating loss from RMB80.6 million in the first quarter of 2024 to RMB77.5 million in this quarter, and its non-GAAP operating loss from RMB66.4 million in the first quarter of 2024 to RMB62.5 million in this quarter. Notably, operating margin, excluding share-based compensation expense for the internet business, was 12.4% in the second quarter of 2024, an improvement from 7.9% in the first quarter of 2024 and 5.5% in the same period of last year.

As of June 30, 2024, the Company had cash and cash equivalents and short-term investments of RMB1,973.0 million (US$271.5 million).

As of June 30, 2024, the Company has long-term investments of RMB866.9 million (US$119.3 million).

Conference Call Information

The Company will hold a conference call on September 13th, 2024, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

Main Line:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 3980144

English Translation:

International: 1-412-317-6061

United States Toll Free: 1-888-317-6003

Mainland China Toll Free: 4001-206115

Hong Kong Toll Free: 800-963976

Conference ID: 7908950

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.2672 to US$1.00, the exchange rate in effect as of June 28, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a China-based IT company with a commitment to AI innovation. It has attracted hundreds of millions of users through an array of internet products and services on PCs and mobile devices. At the same time, it actively engages in the independent research and development of AI technologies, including LLM technologies. Cheetah Mobile provides advertising services to advertisers worldwide, value-added services including the sale of premium membership to its users, multi-cloud management platform to companies globally, as well as service robots to international clients. Cheetah Mobile is also committed to leveraging its cutting-edge AI technologies, including LLM technologies, to empower its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,”

“plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains non-GAAP financial measures, including but not limited to:

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Non-GAAP cost of revenues excludes share-based compensation expenses;

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Non-GAAP gross profit excludes share-based compensation expenses;

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Non-GAAP gross margin excludes share-based compensation expenses;

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Total non-GAAP operating expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

•
Non-GAAP research and development expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

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Non-GAAP selling and marketing expenses exclude share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

•
Non-GAAP general and administrative expenses exclude share-based compensation expenses;

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Non-GAAP operating profit/loss excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

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Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

•
Non-GAAP diluted earnings/losses per ADS excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions;

and

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Non-GAAP adjusted EBITDA represents net income/loss attributable to Cheetah Mobile shareholders excluding share-based compensation, interest income, depreciation and amortization, net income attributable to noncontrolling interests, other income, net and income tax expenses.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliation of GAAP and Non-GAAP Results”.

Investor Relations Contact

Helen Jing Zhu

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,020,191	1,972,676	271,449
Short-term investments	1,023	331	46
Accounts receivable, net	401,064	445,091	61,247
Prepayments and other current assets, net	973,127	1,334,395	183,619
Due from related parties, net	71,505	110,234	15,169
Total current assets	3,466,910	3,862,727	531,530

Non-current assets:
Property and equipment, net	53,884	54,962	7,563
Operating lease right-of-use assets	30,451	31,337	4,312
Intangible assets, net	218,559	204,476	28,137
Goodwill	576,989	576,989	79,396
Long-term investments	937,460	866,860	119,284
Due from related parties, net	-	25,287	3,480
Deferred tax assets	188,503	194,226	26,726
Other non-current assets	160,428	80,819	11,121
Total non-current assets	2,166,274	2,034,956	280,019

Total assets	5,633,184	5,897,683	811,549

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank loans	5,000	-	-
Accounts payable	170,185	159,787	21,987
Accrued expenses and other current liabilities	2,437,210	2,811,054	386,814
Due to related parties	84,147	83,311	11,464
Income tax payable	31,603	33,351	4,589
Total current liabilities	2,728,145	3,087,503	424,854

Non-current liabilities:
Deferred tax liabilities	54,540	51,870	7,138
Other non-current liabilities	189,943	182,178	25,069
Total non-current liabilities	244,483	234,048	32,207

Total liabilities	2,972,628	3,321,551	457,061

Mezzanine equity:
Redeemable noncontrolling interests	105,978	185,676	25,550

Shareholders’ equity:
Ordinary shares	244	246	34
Additional paid-in capital	2,711,875	2,716,472	373,799
Accumulated deficit	(613,102)	(816,978)	(112,420)
Accumulated other comprehensive income	356,854	381,288	52,467
Total Cheetah Mobile shareholders’ equity	2,455,871	2,281,028	313,880
Noncontrolling interests	98,707	109,428	15,058

Total shareholders’ equity	2,554,578	2,390,456	328,938

Total liabilities, mezzanine equity and shareholders’ equity	5,633,184	5,897,683	811,549

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for number of shares and per share(or ADS) data)

	For The Three Months Ended			For The Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD	RMB	RMB	USD
Revenues	166,951	187,417	25,790	337,385	377,705	51,974
Internet business	115,336	113,729	15,650	235,645	222,749	30,651
AI and others	51,615	73,688	10,140	101,740	154,956	21,323
Cost of revenues (a)	(57,186)	(65,895)	(9,067)	(113,349)	(135,651)	(18,666)
Gross profit	109,765	121,522	16,723	224,036	242,054	33,308

Operating income and expenses:
Research and development (a)	(47,426)	(54,285)	(7,470)	(92,854)	(111,616)	(15,359)
Selling and marketing (a)	(62,561)	(73,396)	(10,100)	(130,827)	(148,532)	(20,439)
General and administrative (a)	(66,333)	(71,610)	(9,854)	(110,459)	(140,755)	(19,369)
Other operating income, net	944	228	31	2,215	736	101
Total operating income and expenses	(175,376)	(199,063)	(27,393)	(331,925)	(400,167)	(55,066)

Operating loss	(65,611)	(77,541)	(10,670)	(107,889)	(158,113)	(21,758)
Other income/(expenses):
Interest income, net	14,896	9,773	1,345	27,238	25,089	3,452
Foreign exchange losses	(48,684)	(7,564)	(1,041)	(34,221)	(10,841)	(1,492)
Other expense, net	(152,351)	(51,612)	(7,102)	(154,152)	(59,207)	(8,147)

Loss before taxes	(251,750)	(126,944)	(17,468)	(269,024)	(203,072)	(27,945)
Income tax (expenses)/ benefits	(3,583)	6,391	879	(3,761)	6,193	852
Net loss	(255,333)	(120,553)	(16,589)	(272,785)	(196,879)	(27,093)
Less: net income attributable to noncontrolling interests	3,461	3,288	452	4,608	6,997	963
Net loss attributable to Cheetah Mobile shareholders	(258,794)	(123,841)	(17,041)	(277,393)	(203,876)	(28,056)

Net loss per share
Basic	(0.1772)	(0.0841)	(0.0116)	(0.1925)	(0.1390)	(0.0191)
Diluted	(0.1774)	(0.0841)	(0.0116)	(0.1933)	(0.1391)	(0.0191)

Net loss per ADS
Basic	(8.8615)	(4.2042)	(0.5785)	(9.6239)	(6.9488)	(0.9562)
Diluted	(8.8693)	(4.2067)	(0.5789)	(9.6665)	(6.9542)	(0.9569)

Weighted average number of shares outstanding
Basic	1,454,090,428	1,495,962,672	1,495,962,672	1,452,066,835	1,495,088,007	1,495,088,007
Diluted	1,454,090,428	1,495,962,672	1,495,962,672	1,452,066,835	1,495,088,007	1,495,088,007
Weighted average number of ADSs outstanding
Basic	29,081,809	29,919,253	29,919,253	29,041,337	29,901,760	29,901,760
Diluted	29,081,809	29,919,253	29,919,253	29,041,337	29,901,760	29,901,760

Other comprehensive income/(loss) , net of tax of nil
Foreign currency translation adjustments	148,160	8,383	1,154	108,142	29,414	4,048
Unrealized losses on available-for-sale securities, net	(43,494)	(9,206)	(1,267)	(43,494)	(7,434)	(1,023)
Other comprehensive income/(loss)	104,666	(823)	(113)	64,648	21,980	3,025
Total comprehensive loss	(150,667)	(121,376)	(16,702)	(208,137)	(174,899)	(24,068)
Less: Total comprehensive income attributable to noncontrolling interests	2,964	2,118	291	3,877	4,544	625
Total comprehensive loss attributable to Cheetah Mobile shareholders	(153,631)	(123,494)	(16,993)	(212,014)	(179,443)	(24,693)

	For The Three Months Ended			For The Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
(a) Share-based compensation expenses	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	107	357	49	226	449	62
Research and development	958	116	16	870	408	56
Selling and marketing	195	154	21	391	110	15
General and administrative	16,091	7,831	1,078	16,643	15,076	2,075
Total	17,351	8,458	1,164	18,130	16,043	2,208

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for per share data )

	For The Three Months Ended June 30, 2024					For The Six Months Ended June 30, 2024
	GAAP	Share-based	Amortization of	Non-GAAP		GAAP	Share-based	Amortization of	Non-GAAP
	Result	Compensation	intangible assets*	Result		Result	Compensation	intangible assets*	Result
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenues	187,417	-	-	187,417	25,790	377,705	-	-	377,705	51,974
Cost of revenues	(65,895)	357	-	(65,538)	(9,018)	(135,651)	449	-	(135,202)	(18,604)
Gross profit	121,522	357	-	121,879	16,772	242,054	449	-	242,503	33,370

Research and development	(54,285)	116	6,156	(48,013)	(6,607)	(111,616)	408	12,312	(98,896)	(13,609)
Selling and marketing	(73,396)	154	469	(72,773)	(10,014)	(148,532)	110	938	(147,484)	(20,294)
General and administrative	(71,610)	7,831	-	(63,779)	(8,776)	(140,755)	15,076	-	(125,679)	(17,294)
Other operating income, net	228	-	-	228	31	736	-	-	736	101
Total operating income and expenses	(199,063)	8,101	6,625	(184,337)	(25,366)	(400,167)	15,594	13,250	(371,323)	(51,096)

Operating loss	(77,541)	8,458	6,625	(62,458)	(8,594)	(158,113)	16,043	13,250	(128,820)	(17,726)
Net loss attributable to Cheetah Mobile shareholders	(123,841)	8,458	6,625	(108,758)	(14,965)	(203,876)	16,043	13,250	(174,583)	(24,024)

Diluted losses per ordinary share (RMB)	(0.0841)	0.0057	0.0043	(0.0741)		(0.1391)	0.0107	0.0089	(0.1195)
Diluted losses per ADS (RMB)	(4.2067)	0.2850	0.2167	(3.7050)		(6.9542)	0.5350	0.4442	(5.9750)
Diluted losses per ADS (USD)	(0.5789)	0.0392	0.0299	(0.5098)		(0.9569)	0.0736	0.0611	(0.8222)

	For The Three Months Ended June 30, 2023			For The Six Months Ended June 30, 2023
	GAAP	Share-based	Non-GAAP	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result	Result	Compensation	Result
	RMB	RMB	RMB	RMB		RMB
Revenues	166,951	-	166,951	337,385	-	337,385
Cost of revenues	(57,186)	107	(57,079)	(113,349)	226	(113,123)
Gross profit	109,765	107	109,872	224,036	226	224,262

Research and development	(47,426)	958	(46,468)	(92,854)	870	(91,984)
Selling and marketing	(62,561)	195	(62,366)	(130,827)	391	(130,436)
General and administrative	(66,333)	16,091	(50,242)	(110,459)	16,643	(93,816)
Other operating income, net	944	-	944	2,215	-	2,215
Total operating income and expenses	(175,376)	17,244	(158,132)	(331,925)	17,904	(314,021)

Operating loss	(65,611)	17,351	(48,260)	(107,889)	18,130	(89,759)
Net loss attributable to Cheetah Mobile shareholders	(258,794)	17,351	(241,443)	(277,393)	18,130	(259,263)

Diluted losses per ordinary share (RMB)	(0.1774)	0.0119	(0.1655)	(0.1933)	0.0125	(0.1808)
Diluted losses per ADS (RMB)	(8.8693)	0.5943	(8.2750)	(9.6665)	0.6243	(9.0422)

* This represents amortization of intangible assets resulting from business acquisitions.

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"), except for percentage)

	For The Three Months Ended June 30, 2024					For The Six Months Ended June 30, 2024
	Internet Business	AI and others	Unallocated*	Consolidated		Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD	RMB	RMB	RMB	RMB	USD
Revenue	113,729	73,688	-	187,417	25,790	222,749	154,956	-	377,705	51,974
Operating profit/(loss)	14,159	(83,242)	(8,458)	(77,541)	(10,670)	22,821	(164,891)	(16,043)	(158,113)	(21,758)
Operating margin	12.4%	(113.0)%	-	(41.4)%	(41.4)%	10.2%	(106.4)%	-	(41.9)%	(41.9)%

	For The Three Months Ended June 30, 2023				For The Six Months Ended June 30, 2023
	Internet Business	AI and others	Unallocated*	Consolidated	Internet Business	AI and others	Unallocated*	Consolidated
					RMB	RMB	RMB	RMB
Revenue	115,336	51,615	-	166,951	235,645	101,740	-	337,385
Operating profit/(loss)	6,370	(54,630)	(17,351)	(65,611)	10,125	(99,884)	(18,130)	(107,889)
Operating margin	5.5%	(105.8)%	-	(39.3)%	4.3%	(98.2)%	-	(32.0)%

*Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi ("RMB") and US dollars ("US$"))

	For The Three Months Ended			For The Six Months Ended
	June 30, 2023	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to Cheetah Mobile shareholders	(258,794)	(123,841)	(17,041)	(277,393)	(203,876)	(28,056)
Add:
Income tax expenses/ (benefits)	3,583	(6,391)	(879)	3,761	(6,193)	(852)
Interest income, net	(14,896)	(9,773)	(1,345)	(27,238)	(25,089)	(3,452)
Depreciation and amortization	8,273	12,317	1,695	17,106	24,629	3,389
Net income attributable to noncontrolling interests	3,461	3,288	452	4,608	6,997	963
Other expense, net	201,035	59,176	8,143	188,373	70,048	9,639
Share-based compensation	17,351	8,458	1,164	18,130	16,043	2,208
Adjusted EBITDA	(39,987)	(56,766)	(7,811)	(72,653)	(117,441)	(16,161)